Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

September 17, 2026

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B:</u>

TRADEWEB MARKETS LLC – Terminated as Execute or Trade entity

CITIBANK N.A., PAKISTAN – Terminated as Custody, Clearance, or Settlement entity

SAHAM BANK – Entity Name changed from SOCIETE GENERALE MAROCAINE DE BANQUES SA in Custody, Clearance, or Settlement entity